Avantax, Inc. SC TO-I

Exhibit (a)(1)(iv)

Offer by
AVANTAX, INC.
to Purchase for Cash
Up to $250,000,000 of its Common Stock
At a Purchase Price Not Less Than $27.00 Per Share and Not More Than $31.00 Per Share

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FEBRUARY 24, 2023, UNLESS THE TENDER OFFER IS EXTENDED OR TERMINATED.

January 27, 2023

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed by Avantax, Inc., a Delaware corporation formerly known as Blucora, Inc. (the “Company”), to act as the Dealer Managers in connection with the offer by the Company to purchase for cash up to $250,000,000 of shares of its issued and outstanding common stock, $0.0001 par value per share (the “shares”), at a price that will be not less than $27.00 per share and not more than $31.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of the date hereof (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal and the other materials filed as exhibits to the Issuer Tender Offer Statement on Schedule TO (collectively, as they may be amended or supplemented from time to time, the “Tender Offer Materials”). The terms and conditions set forth in the Tender Offer Materials collectively constitute the “Tender Offer.”

Pursuant to the Tender Offer, stockholders of the Company will have the ability to tender all or a portion of their shares at a price per share of not less than $27.00 per share and not more than $31.00 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share purchase price (the “Purchase Price”) within the specified range that will allow it to purchase a number of shares having an aggregate purchase price of $250,000,000, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the Tender Offer. All shares acquired in the Tender Offer will be acquired at the same Purchase Price regardless of whether the stockholder tendered at a lower price, and the Company will only purchase shares tendered at prices equal to or below the Purchase Price. Upon the terms and subject to the conditions of the Tender Offer, if shares having an aggregate purchase price of less than $250,000,000 are properly tendered and not properly withdrawn prior to the Expiration Time (as defined in the Offer to Purchase), the Company will buy all shares properly tendered and not properly withdrawn. If the conditions to the Tender Offer have been satisfied or waived and shares having an aggregate purchase price in excess of $250,000,000, measured at the maximum price at which such shares were properly validly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the basis set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders, proration and conditional tenders.

Shares tendered but not purchased because they were tendered at a price greater than the Purchase Price or because of proration or conditional tenders will be returned, at the Company’s expense, to the stockholders who tendered such shares promptly after the Expiration Time. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal and regulatory requirements. See Section 1 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase;

2.	Letter of Transmittal for your use and for the information of your clients;

3.	Notice of Guaranteed Delivery to be used to accept the Tender Offer if the shares and all other required documents cannot be delivered to Computershare Trust Company, N.A., the depositary for the Tender Offer (the “Depositary”) by the Expiration Time or if the procedures for book-entry transfer cannot be completed on a timely basis; and

4.	A form of letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Tender Offer.

CERTAIN CONDITIONS TO THE TENDER OFFER ARE DESCRIBED IN SECTION 7 OF THE OFFER TO PURCHASE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FEBRUARY 24, 2023, UNLESS THE TENDER OFFER IS EXTENDED OR TERMINATED.

For shares to be properly tendered pursuant to the Tender Offer, either of the following must occur:

●	the certificates for the shares or confirmation of receipt of the shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 midnight, New York City time, in each case by the end of the day on the Expiration Time by the Depositary at its address set forth on the back cover page of this document; or

●	the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the related Letter of Transmittal.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Tender Offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Company will pay all stock transfer taxes applicable to its purchase of shares pursuant to the Tender Offer, subject to Instruction 8 of the Letter of Transmittal. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be either our agent or the agent of the Company or the Depositary for the purpose of the Tender Offer.

Any inquiries you may have with respect to the Tender Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase.

Very truly yours, PJT Partners LP JMP Securities LLC TCBI Securities, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL DEEM YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THE FOREGOING IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.